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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            DART GROUP CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------
                             DGC ACQUISITION, INC.
                            RICHFOOD HOLDINGS, INC.
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   237415104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                JOHN E. STOKELY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            RICHFOOD HOLDINGS, INC.
                           4860 COX ROAD, SUITE 300
                          GLEN ALLEN, VIRGINIA 23060
                                (804) 915-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                            GARY E. THOMPSON, ESQ.
                               HUNTON & WILLIAMS
                         RIVERFRONT PLAZA, EAST TOWER
                             951 EAST BYRD STREET
                         RICHMOND, VIRGINIA 23219-4074
                                (804) 788-8200

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                                APRIL 24, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               Page 1 of 4 Pages
                     (Exhibit Index is located on Page 4)

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     This Amendment No. 1 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on April 15, 1998 (the "Schedule 14D-1"), by DGC Acquisition, Inc., a Delaware corporation ("Purchaser"), and Richfood Holdings, Inc., a Virginia corporation ("Parent"). The Schedule 14D-1 relates to the tender offer by Purchaser to purchase all of the outstanding common stock, par value $1.00 per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at a price of $160.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1998, and in the related Letter of Transmittal (which, together with the any amendments hereto or thereto, constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) On April 24, 1998, Jerry Krim ("Plaintiff") filed a putative class action in the Court of Chancery for the State of Delaware in and for the County of New Castle (the "Complaint"). The Complaint asserts a cause of action sounding in breach of fiduciary duty against Purchaser, Parent, the Company and the Company's directors.

     The Complaint alleges that Parent and Purchaser "pressed [the Company's directors] into agreeing to deal exclusively with [Parent] and thereby breach their fiduciary obligation and thus [Parent] and [Purchaser] are liable to
Plaintiff and the Class . . . ."  The Complaint purports to seek, among other things, an injunction preventing Purchaser and Parent from consummating the Tender Offer, an injunction preventing the Company, Purchaser and Parent from consummating the Merger Agreement and unspecified monetary damages.

     Purchaser and Parent believe that the lawsuit is without merit. A copy of the Complaint is filed herewith as Exhibit (g) and is incorporated herein by reference.

     (b) By letter, dated April 27, 1998, the Federal Trade Commission informed Purchaser and Parent that it had granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as of April 27, 1998.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10) Letter To Holders of Options To Purchase the Common Stock of Dart Group Corporation
(a)(11)  Option Tender Letter
(g) Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Jerry Krim, on behalf of
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         himself and all others similarly situated v. Richard B. Stone, et al.
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                                   SIGNATURES


  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 1, 1998

                                       RICHFOOD HOLDINGS, INC.


                                       By: /s/ JOHN E. STOKELY
                                          ----------------------------
                                          Name:  John E. Stokely
                                          Title: President & Chief
                                                 Executive Officer


                                       DGC ACQUISITION, INC.


                                       By: /s/ JOHN E. STOKELY
                                          ----------------------------
                                          Name:  John E. Stokely
                                          Title: President & Chief
                                                 Executive Officer

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                                 EXHIBIT INDEX


EXHIBIT   DESCRIPTION
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(a)(10)   Letter To Holders of Options To Purchase the Common Stock of Dart
          Group Corporation
(a)(11)   Option Tender Letter
(g) Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Jerry Krim, on behalf of
                                                        ------------------------
          himself and all others similarly situated v. Richard B. Stone, et al.
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